UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89600B102

(CUSIP Number)

Kenneth A. Hersh

NGP Natural Resources X, L.P.

125 E. John Carpenter Freeway, Suite 600

Irving, Texas 75062

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 89600B102	Page 2 of 19 Pages

1	Name of Reporting Person NGP Triangle Holdings LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only OO
4	Source of Funds ☐
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,314,062 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,314,062 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 15,314,062 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes 15,314,062 shares of common stock (“Common Stock”) of Triangle Petroleum Corporation (“Triangle”) issuable upon conversion of a convertible promissory note issued to NGP Triangle Holdings, LLC (“NGP Triangle”) on July 31, 2012, with an initial aggregate principal amount of $120,000,000 (the “Convertible Note”). The Convertible Note is convertible into shares of Common Stock at an initial conversion price of $8.00 per share. The aggregate principal amount of the Convertible Note increases each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. Accordingly, accrued interest in the amount $1,000,000 and $1,512,500 was added to the aggregate principal amount of the Convertible Note on September 30, 2012 and December 31, 2012, respectively, resulting in an aggregate principal amount of $122,512,500 as of the date of this statement. Based on an initial conversion price of $8.00 per share, $122,512,500 in principal amount of the Convertible Note is convertible into 15,314,062 shares of Common Stock.

CUSIP No. 89600B102	Page 3 of 19 Pages

(2)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”) to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 57,416,330 shares of Common Stock outstanding as of March 8, 2013, per information set forth in the Stock Purchase Agreement, dated as of March 2, 2013, by and between Triangle and NGP Triangle (the “Stock Purchase Agreement”), pursuant to which Triangle agreed to issue and sell and NGP Triangle agreed to purchase 9,300,000 shares of Common Stock. See the disclosure under Items 5(a)-(b) below for more information.

CUSIP No. 89600B102	Page 4 of 19 Pages

1	Name of Reporting Person NGP Natural Resources X, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,432,469 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,432,469 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 23,432,469 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.2%(2)
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1)	Includes (i) 15,314,062 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle and (ii) 8,118,407 shares of Common Stock issued to NGP Natural Resources X, L.P. (“NGP X”) on March 8, 2013 pursuant to the Stock Purchase Agreement. Pursuant to the Assignment Agreement, dated as of March 7, 2013 (the “Assignment Agreement”), NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Natural Resources X Parallel Fund, L.P. (“NGP Parallel”), respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

NGP X owns a controlling interest in NGP Triangle. Accordingly, NGP X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. NGP X disclaims beneficial ownership of the reported securities of NGP Triangle in excess of its pecuniary interest therein.

CUSIP No. 89600B102	Page 5 of 19 Pages

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 57,416,330 shares of Common Stock outstanding as of March 8, 2013, per information set forth in the Stock Purchase Agreement. See the disclosure under Items 5(a)-(b) below for more information.

CUSIP No. 89600B102	Page 6 of 19 Pages

1	Name of Reporting Person G.F.W. Energy X, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,614,062 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,614,062 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 24,614,062 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.8% (2)
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1)	Includes (i) 15,314,062 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle, (ii) 8,118,407 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (iii) 1,181,593 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

G.F.W. Energy X, L.P. (“G.F.W. Energy”) is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, G.F.W. Energy may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. G.F.W. Energy disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of its pecuniary interest therein.

CUSIP No. 89600B102	Page 7 of 19 Pages

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 57,416,330 shares of Common Stock outstanding as of March 8, 2013, per information set forth in the Stock Purchase Agreement. See the disclosure under Items 5(a)-(b) below for more information.

CUSIP No. 89600B102	Page 8 of 19 Pages

1	Name of Reporting Person GFW X, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,614,062 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,614,062 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 24,614,062 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.8% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes (i) 15,314,062 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle, (ii) 8,118,407 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (iii) 1,181,593 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

GFW X, L.L.C. (“GFW X”) is the general partner of G.F.W. Energy, which is the the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, GFW X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. GFW X disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of its pecuniary interest therein.

CUSIP No. 89600B102	Page 9 of 19 Pages

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 57,416,330 shares of Common Stock outstanding as of March 8, 2013, per information set forth in the Stock Purchase Agreement. See the disclosure under Items 5(a)-(b) below for more information.

CUSIP No. 89600B102	Page 10 of 19 Pages

1	Name of Reporting Person Kenneth A. Hersh
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,614,062 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,614,062 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 24,614,062 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 15,314,062 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle, (ii) 8,118,407 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (iii) 1,181,593 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

Kenneth A. Hersh is an Authorized Member of GFW X, the general partner of G.F.W. Energy, which is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, Mr. Hersh may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. Mr. Hersh disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of his pecuniary interest therein.

CUSIP No. 89600B102	Page 11 of 19 Pages

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 57,416,330 shares of Common Stock outstanding as of March 8, 2013, per information set forth in the Stock Purchase Agreement. See the disclosure under Items 5(a)-(b) below for more information.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by NGP Triangle Holdings, LLC (“NGP Triangle”), NGP Natural Resources X, L.P. (“NGP X”), G.F.W. Energy X, L.P. (“G.F.W. Energy”), GFW X, L.L.C. (“GFW X”) and Kenneth A. Hersh (collectively, the “Reporting Persons”) on August 10, 2012.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment relates to the shares of common stock, par value $0.00001 (“Common Stock”), of Triangle Petroleum Corporation, a Delaware corporation (“Triangle”). The principal executive offices of Triangle are located at 1200 17th Street, Suite 2600, Denver, Colorado, 80202. The securities reported in this statement were acquired by the Reporting Persons, or affiliates thereof, in two separate transactions described below.

On July 31, 2012 , pursuant to the Note Purchase Agreement (the “Note Purchase Agreement”), dated July 31, 2012, by and between Triangle and NGP Triangle, Triangle issued and sold to NGP Triangle a convertible promissory note with an initial principal amount of $120,000,000 (the “Convertible Note”). Copies of the Note Purchase Agreement and the Convertible Note are filed with this Amendment as Exhibit B and Exhibit C, respectively (which are incorporated herein by reference). The Convertible Note is convertible into shares (“Conversion Shares”) of Common Stock at an initial conversion price of $8.00 per share. The aggregate principal amount of the Convertible Note increases each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. Accordingly, accrued interest in the amount $1,000,000 and $1,512,500 was added to the aggregate principal amount of the Convertible Note on September 30, 2012 and December 31, 2012, respectively, resulting in an aggregate principal amount of $122,512,500 as of the date of this Amendment. Based on an initial conversion price of $8.00 per share, $122,512,500 in principal amount of the Convertible Note is convertible into 15,314,062 shares of Common Stock. The Convertible Note was initially convertible into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Note, or 8,814,685 shares of Common Stock, until such time as Triangle obtained stockholder approval of the full conversion of the Convertible Note into shares of Common Stock, which such stockholder approval was obtained on November 16, 2012.

On March 2, 2013, Triangle and NGP Triangle entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which Triangle agreed to issue and sell, and NGP Triangle agreed to purchase, 9,300,000 shares of Common Stock (the “Purchased Shares”) at $6.00 per share, for an aggregate purchase price of $55,800,000. Pursuant to the Assignment Agreement, dated as of March 7, 2013 (the “Assignment Agreement”), between NGP Triangle, NGP X and NGP Natural Resources X Parallel Fund, L.P., a Delaware limited partnership (“NGP Parallel”), NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 of the Purchased Shares and 1,181,593 of the Purchased Shares to NGP X and NGP Parallel, respectively. The closing of the purchase of the Purchased Shares by NGP X and NGP Parallel was consummated on March 8, 2013. A copy of the Stock Purchase Agreement is filed with this Amendment as Exhibit D (which is incorporated herein by reference).

In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, (i) Triangle, NGP Triangle, NGP X and NGP Parallel entered into the Amended and Restated Registration Rights Agreement, dated as of March 8, 2013 (the “Amended and Restated Registration Rights Agreement”), which amended and restated the Registration Rights Agreement, dated as of July 31, 2012, by and between Triangle and NGP Triangle, and (ii) Triangle, NGP Triangle, NGP X and NGP Parallel entered into the First Amendment to Investment Agreement, dated as of March 8, 2013 (the “Investment Agreement Amendment”), which amended the Investment Agreement, dated as of July 31, 2012, by and among Triangle, NGP Triangle and NGP X (the “Original Investment Agreement,” and the Original Investment Agreement, as amended by the Investment Agreement Amendment, the “Investment Agreement”). Copies of the Original Investment Agreement, the Investment Agreement Amendment and the Amended and Restated Registration Rights Agreement are filed with this Amendment as Exhibit E, Exhibit F and Exhibit G, respectively (which are incorporated herein by reference).

(Page 12 of 19 Pages)

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a),(f) This Amendment is filed jointly by each of the following persons:

(i)	NGP Triangle, a Delaware limited liability company;

(ii)	NGP X, a Delaware limited partnership;

(iii)	G.F.W. Energy, a Delaware limited partnership;

(iv)	GFW X, a Delaware limited liability company; and

(v)	Kenneth A. Hersh, a citizen of the United States of America;

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 10, 2012, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file the Original Schedule 13D and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 125 E. John Carpenter Freeway, Suite 600, Irving, Texas 75062.

(c)	(i) NGP Triangle’s principal business is to hold the Convertible Note and shares of Common Stock issuable upon conversion of the Convertible Note.

(ii)	NGP X is a fund managed by NGP Energy Capital Management whose primary business activity is investing in various companies, including Triangle.

(iii)	G.F.W. Energy’s principal business is to hold general partner interests in NGP X.

(iv)	GFW X’s principal business is to hold general partner interests in G.F.W. Energy.

(v)	Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and a managing partner of the Natural Gas Partners private equity funds.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 13 of 19 Pages)

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Note Purchase Agreement, Triangle agreed to issue and sell, and NGP Triangle agreed to purchase, the Convertible Note for an aggregate purchase price of $120,000,000. The source of the purchase price was capital contributions by the limited partners of NGP X and its affiliates.

Pursuant to the Stock Purchase Agreement, Triangle agreed to issue and sell, and NGP Triangle agreed to purchase, the Purchased Shares for an aggregate purchase price of $55,800,000. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 of the Purchased Shares and 1,181,593 of the Purchased Shares to NGP X and NGP Parallel, respectively. The source of the purchase price for the Purchased Shares was capital contributions by the limited partners of NGP X and NGP Parallel and their respective affiliates.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

NGP Triangle has purchased the Convertible Note for investment purposes. NGP X and NGP Parallel have purchased the Purchased Shares for investment purposes. The following describes plans or proposals, including those in connection with the purchase of the Convertible Note and the Purchased Shares, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) (i)	The outstanding principal amount of the Convertible Note is convertible into shares Common Stock at an initial conversion price of $8.00 per share in accordance with the terms and conditions of the Convertible Note. The aggregate principal amount of the Convertible Note will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. In addition, If at any time while the Convertible Note remains outstanding Triangle does not have a sufficient number of authorized, unissued and unreserved shares of Common Stock to cover the full conversion of the Convertible Note, then the interest rate on the Convertible Note will increase to 11% until Triangle’s stockholders approve an increase in the number of authorized shares of Common Stock sufficient to cover full conversion of the Convertible Note. The Convertible Note also includes customary events of default, and if any such event of default occurs, Triangle must pay interest on the principal amount and any other amounts then past due from time to time outstanding under the Convertible Note at a default interest rate of 11%. Any interest on the Convertible Note that is capitalized and added to the aggregate principal amount outstanding will increase the number of shares of Common Stock into which the Convertible Note is convertible. A copy of the Convertible Note is filed with this Amendment as Exhibit C (which is incorporated herein by reference).

(ii)	Pursuant to the Investment Agreement, NGP Triangle has the right to purchase its pro rata share on an as converted basis of any future equity offerings by Triangle until such time as a “Termination Event” (as defined in the Investment Agreement) occurs. Under the Investment Agreement, a “Termination Event” means: (A) NGP Triangle, NGP X and NGP Parallel (collectively, the “Purchaser Parties”) and their affiliates to which they have transferred any portion of the Convertible Note or any of the Purchased Shares owning neither (i) at least 50% of the shares of Common Stock that would be issuable to NGP Triangle upon conversion of the Convertible Note at the date of issuance (without taking into account any shares of Common Stock acquired by the Purchaser Parties (and their affiliates to which they have transferred any portion of the Convertible Note or any of the Purchased Shares) other than through conversion of the Convertible Note) nor (ii) 10% of the then-outstanding shares of Common Stock (without taking into account any shares of Common Stock acquired by the Purchaser Parties (and their affiliates to which they have transferred any portion of the Convertible Note or any of the Purchased Shares) other than through conversion of the Convertible Note, pursuant to the preemptive rights granted to NGP Triangle under the Investment Agreement or pursuant to the Stock Purchase Agreement) or (B) NGP Triangle being in material breach of its standstill obligations or anti-hedging covenant under the Investment Agreement. Copies of the Original Investment Agreement and the Investment Agreement Amendment are filed with this Amendment as Exhibit E and Exhibit F, respectively (which are incorporated herein by reference).

(Page 14 of 19 Pages)

(b)	None.

(c)	None.

(d)	Pursuant to the Investment Agreement, NGP Triangle is entitled to designate one director for appointment or election to the board of directors of Triangle until the occurrence of a Termination Event (as defined in the Investment Agreement and described above). In connection with the issuance and sale of the Convertible Note, the size of the board of directors of Triangle was expanded by one member, and NGP Triangle designated Roy A. Aneed, a managing director of Natural Gas Partners, to fill such vacancy. Mr. Aneed was appointed to Triangle’s board of directors on July 31, 2012.

(e)	Pursuant to the Investment Agreement, Triangle has agreed that, for so long as at least 50% of the aggregate principal amount of the Convertible Note as of the original issuance date is outstanding and held by NGP Triangle (or its permitted affiliate transferees), Triangle will not, without the prior written consent of NGP Triangle, make any dividend or distribution in respect of equity securities of Triangle.

(f)	None.

(g)	By resolution, dated July 31, 2012, Triangle approved the issuance and sale of the Convertible Note to NGP Triangle, and by resolutions, dated February 27, 2013 and March 2, 2013, Triangle approved the issuance and sale of the Purchased Shares to NGP X and NGP Parallel; and by so doing rendered Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested stockholders, inapplicable to NGP Triangle, NGP X and NGP Parallel. In addition, pursuant to the Investment Agreement, NGP Triangle, NGP X and NGP Parallel are subject to certain customary “standstill” provisions that limit the ability of NGP Triangle, NGP X and NGP Parallel and certain of their affiliates to acquire additional shares of Common Stock, solicit proxies or take certain other actions towards influencing or controlling Triangle without Triangle’s prior written consent.

(h)	None.

(i)	None.

(j)	The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Convertible Note, the Purchased Shares or the Conversion Shares (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of Triangle, anticipated future developments concerning Triangle, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the terms and conditions of the Note Purchase Agreement, the Stock Purchase Agreement, the Investment Agreement and the Convertible Note (collectively, the “Transaction Agreements”). Subject to the terms and conditions of the Transaction Agreements, the Reporting Persons reserve the right to acquire additional securities of Triangle in the open market, in privately negotiated transactions (which may be with Triangle or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Triangle or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The calculation of percentage of beneficial ownership in this Item 5(a) and elsewhere in this Amendment assumes there are 57,416,330 shares of Common Stock outstanding as of the date of this Amendment. This figure is based on information set forth in the Stock Purchase Agreement, in which Triangle stated that there were 48,116,330 shares of Common Stock outstanding as of March 2, 2013, which together with the 9,300,000 Purchased Shares issued pursuant to the Stock Purchase Agreement, results in 57,416,330 outstanding shares of Common Stock. In addition, as required under Rule 13d-3(d) of the Securities Exchange Act of 1934 (the “Act”), all shares of Triangle’s Common Stock issuable upon conversion of the Convertible Note held by NGP Triangle were added to the 57,416,330 referred to above for purposes of calculating the number of outstanding shares of Triangle’s Common Stock, resulting in a total of 72,730,392 outstanding shares of Common Stock for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and elsewhere in this Amendment.

(Page 15 of 19 Pages)

(i)	NGP Triangle is the sole record owner of the Convertible Note, which as of the date of this Amendment has an outstanding principal balance of $122,512,500. Based on an initial conversion price of $8.00 per share, $122,512,500 in principal amount of the Convertible Note is convertible into 15,314,062 shares of Common Stock (21.1% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). NGP Triangle has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(ii)	NGP X is the record holder of 8,118,407 shares of Common Stock, which it purchased pursuant to the Stock Purchase Agreement on March 8, 2013. In addition, by virtue of being the controlling member of NGP Triangle, NGP X may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle. Accordingly, NGP X may be deemed to be the beneficial owner of 23,432,469 shares of Common Stock (32.2% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). NGP X has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(iii)	G.F.W. Energy does not directly own any shares of Common Stock. By virtue of being the general partner of NGP X and NGP Parallel, G.F.W. Energy may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle, NGP X and NGP Parallel. NGP Parallel is the record holder of 1,181,392 shares of Common Stock, which it purchased pursuant to the Stock Purchase Agreement on March 8, 2013. Accordingly, G.F.W. Energy may be deemed to be the beneficial owner of 24,614,062 shares of Common Stock (33.8% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). G.F.W. Energy has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(iv)	GFW X does not directly own any shares of Common Stock. By virtue of being the general partner of G.F.W. Energy, GFW X may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle, NGP X and NGP Parallel. Accordingly, GFW X may be deemed to be the beneficial owner of 24,614,062 shares of Common Stock (33.8% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). GFW X has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(v)	Kenneth A. Hersh does not directly own any shares of Common Stock. By virtue of being an Authorized Member of GFW X, Kenneth A. Hersh may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle, NGP X and NGP Parallel. Accordingly, Kenneth A. Hersh may be deemed to be the beneficial owner of 24,614,062 shares of Common Stock (33.8% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). Kenneth A. Hersh has shared voting and dispositive power with respect to the shares of Common Stock he beneficially owns.

(c)	Other than as described in Item 3, none.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 1, 3, 4 and 5 is hereby incorporated herein by reference.

(Page 16 of 19 Pages)

Convertible Note

A copy of the Convertible Note is filed with this Amendment as Exhibit C (which is incorporated herein by reference).

Redemption of Convertible Note. Following July 31, 2017, if the price of the Common Stock exceeds $11.00 per share and certain trading volume requirements are met, Triangle can elect to redeem all (but not less than all) of the outstanding principal balance of the Convertible Note at a price equal to the outstanding principal amount plus accrued and unpaid interest, payable, at Triangle’s option, in cash or Common Stock. Following July 31, 2020, Triangle can elect to redeem all (but not less than all) of the outstanding principal balance of the Convertible Note at a price equal to the outstanding principal amount plus accrued and unpaid interest, payable in cash. Further, following the earlier to occur of July 31, 2022 and a “Fundamental Change” (as defined in the Convertible Note, generally a change of control of Triangle), the holders of any portion of the Convertible Note will have the right to require Triangle to redeem the Convertible Note at a price equal to the principal amount plus accrued and unpaid interest, with an additional make-whole payment for scheduled interest payments remaining if such right is exercised prior to July 31, 2017.

NGP Triangle Consent Rights. So long as not less than 50% of the initial aggregate principal amount of the Convertible Note is outstanding and held by NGP Triangle or its permitted affiliate transferees, Triangle has agreed either (i) to obtain the prior written consent of NGP Triangle before submitting any resolution or matter to a vote of the holders of Common Stock for approval or (ii) to require (in addition to any approval requirements otherwise mandated by applicable law, Triangle’s governing documents or the national securities exchange on which the Common Stock is then listed for trading) the affirmative vote of the voting power of such holders of Common Stock as would be required to authorize and approve such resolution or matter if the then-outstanding principal amount of the Convertible Note held by NGP Triangle had been converted into Conversion Shares immediately prior to the record date for such meeting of stockholders and NGP Triangle had voted all of such Conversion Shares against such resolution or matter. The foregoing will not apply to stockholder-initiated proposals required to be submitted to the stockholders of Triangle by federal law or pursuant to the bylaws of Triangle or to proposals regarding the election or removal of directors of Triangle, the ratification of the appointment of an independent auditors, matters required to comply with terms of the Convertible Note or advisory votes required to be submitted to the stockholders of Triangle by federal law.

Transfer Restrictions. The Convertible Note contains transfer restrictions prohibiting NGP Triangle from transferring the Convertible Note to any transferee other than an affiliate of NGP Triangle without the prior written consent of Triangle (which consent shall not be unreasonably withheld following July 31, 2017).

Vote Regarding Increase in Number of Authorized Shares of Common Stock. If at any time while the Convertible Note remains outstanding Triangle does not have a sufficient number of authorized, unissued and unreserved shares of Common Stock to cover the full conversion of the Convertible Note, then the interest rate on the Convertible Note will increase to 11% until Triangle’s stockholders approve an increase in the number of authorized shares of Common Stock sufficient to cover full conversion of the Convertible Note. NGP Triangle has agreed to grant and cause certain of its affiliates to grant their respective written consent or vote any shares of Common Stock owned by them, as applicable, in favor of any such increase in the number of shares of authorized Common Stock.

Investment Agreement

In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, Triangle, NGP Triangle, NGP X and NGP Parallel entered into the Investment Agreement Amendment, which amended the Original Investment Agreement. The Original Investment Agreement, as amended by the Investment Agreement Amendment, is referred to in this Item 6 and elsewhere in this Amendment as the “Investment Agreement.” Copies of the Original Investment Agreement and the Investment Agreement Amendment are filed with this Amendment as Exhibit E and Exhibit F, respectively (which are incorporated herein by reference).

(Page 17 of 19 Pages)

NGP Triangle Consent Rights. The Investment Agreement provides that, for so long as at least 50% of the initial aggregate principal amount of the Convertible Note is outstanding and held by NGP Triangle or its permitted affiliate transferees, Triangle shall not, without the prior written consent of NGP Triangle:

•	enter into, or permit its subsidiaries to enter into, affiliate transactions, subject to certain exceptions;

•	effect any amendment, modification or restatement of Triangle’s articles of incorporation or bylaws in any manner that could reasonably be expected to be materially adverse to NGP Triangle;

•	make any dividend or distribution in respect of, or redeem or repurchase any, equity securities of Triangle;

•

issue any equity securities that are senior to the Common Stock or any debt securities that are convertible into equity securities that are senior to the Common Stock with respect to priority of dividends or distributions or upon liquidation or have voting rights that are senior to, or superior to, the Common Stock; and

•

incur, or permit any of its subsidiaries to incur, any indebtedness (other than pursuant to Triangle’s senior credit facility or the terms of the Convertible Note), unless (i) the Consolidated Leverage Ratio (as defined in the Investment Agreement) does not exceed 5.0 to 1.0 and (ii) no event of default (as defined by the terms of the Convertible Note) would result as a consequence of the incurrence of such indebtedness.

Standstill Obligations. Pursuant to the Investment Agreement, NGP Triangle, NGP X and NGP Parallel are subject to certain customary “standstill” provisions that limit the ability of NGP Triangle, NGP X and NGP Parallel and certain of their affiliates to acquire additional shares of Common Stock, solicit proxies or take certain other actions towards influencing or controlling Triangle. The standstill provisions of the Investment Agreement survive until the later to occur of (1) July 31, 2015 and (2) such time as NGP Triangle and its affiliates cease to own at least 10% of Triangle’s outstanding Common Stock (assuming full conversion of the outstanding principal amount of the Convertible Note).

Hedging Transactions. Pursuant to the Investment Agreement, NGP Triangle, NGP X and NGP Parallel covenant that, for so long as NGP Triangle or any of its affiliates own the Convertible Note or any Conversion Shares, NGP Triangle, NGP X and NGP Parallel shall not enter into any hedging transactions with respect to such securities.

Amended and Restated Registration Rights Agreement

In connection with the issuance and sale of the Convertible Note, Triangle and NGP Triangle entered into a registration rights agreement, dated July 31, 2012 (the “Original Registration Rights Agreement”). In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, Triangle, NGP Triangle, NGP X and NGP Parallel entered into the Amended and Restated Registration Rights Agreement, which amended and restated the Original Registration Rights Agreement and which is filed with this Amendment as Exhibit G (which is incorporated herein by reference). Pursuant to the Amended and Restated Registration Rights Agreement, NGP Triangle, NGP X and NGP Parallel are entitled to certain demand registration rights and unlimited piggyback registration rights under the Securities Act of 1933, as amended, for the Conversion Shares and the Purchased Shares.

Item 7.	Material to be filed as Exhibits.

Exhibit A — Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on August 10, 2012).

Exhibit B — Note Purchase Agreement, dated July 31, 2012, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit C — 5% Convertible Promissory Note, dated July 31, 2012 (incorporated by reference to Exhibit 4.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit D — Stock Purchase Agreement, dated March 2, 2013, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on March 4, 2013).

(Page 18 of 19 Pages)

Exhibit E — Investment Agreement, dated July 31, 2012, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.2 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit F — First Amendment to Investment Agreement, dated March 8, 2013, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P., NGP Triangle Holdings, LLC and NGP Natural Resources X Parallel Fund, L.P.*

Exhibit G — Amended and Restated Registration Rights Agreement, dated March 8, 2013, between Triangle Petroleum Corporation , NGP Triangle Holdings, LLC, NGP Natural Resources X, L.P. and NGP Natural Resources X Parallel Fund, L.P.*

*	Filed Herewith

(Page 19 of 19 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 11, 2013

NGP TRIANGLE HOLDINGS, LLC

By: NGP Natural Resources X, L.P., its managing member

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

GFW X, L.L.C.

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

KENNETH A. HERSH

/s/ Kenneth A. Hersh

S-1

SCHEDULE A

The following individuals are the Authorized Members of GFW X, L.L.C., the general partner of G.F.W. Energy X, L.P., the general partner of NGP Natural Resources X, L.P., the controlling member of NGP Triangle Holdings, LLC: Kenneth A. Hersh, William J. Quinn, David R. Albin, Richard L. Covington and Tony R. Weber. Such individuals expressly disclaim beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is 125 E. John Carpenter Freeway, Suite 600, Irving, TX 75062.